Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 23, 2014

Relating to Preliminary Prospectus dated June 4, 2014

Registration No. 333-194606

This free writing prospectus relates only to the common stock and disclosures referenced below and should be read together with the preliminary prospectus dated June 4, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-194606) of GlobeImmune, Inc. (the “Registration Statement”), relating to its initial public offering of common stock. A copy of the Preliminary Prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1245104/000119312514225457/d690449ds1a.htm.

This free writing prospectus updates and supplements the information contained in the Registration Statement and Preliminary Prospectus. The information set forth in this free writing prospectus relates primarily to (a) an increase in the exercise price per share of certain warrants to purchase our common stock (the “Agent Warrants”) we previously issued to Aegis Capital Corp. (“Aegis”) (or its designees) and (b) certain changes to the compensation to be paid by us to Aegis, in its capacity as the sole underwriter for our initial public offering, pursuant to the underwriting agreement to be entered into between us and Aegis. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to GlobeImmune, Inc.

Changes to Underwriter’s Compensation

The exercise price per share of the Agent Warrants has been increased to $20.00 per share, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of the Preliminary Prospectus, if the offering described in the Preliminary Prospectus (the “Offering”) is completed on or before January 31, 2015. Accordingly, all references in the Preliminary Prospectus to the assumed exercise price per share for the Agent Warrants should be read to refer to “$20.00 per share.”

As described under the heading “Underwriting — Underwriter’s Warrants” in the Registration Statement and the Preliminary Prospectus, we had contemplated that we would issue to Aegis or its designees additional warrants to purchase our common stock upon completion of the Offering. No such warrants will now be issued to Aegis or its designees and, accordingly, all references to such warrants, including descriptions of the terms thereof, included in the Preliminary Prospectus should be disregarded.

As described under the heading “Underwriting — Discount” in the Registration Statement and the Preliminary Prospectus we had contemplated that we would pay to Aegis a non-accountable expense allowance of 1% of the gross proceeds of the Offering upon completion of the Offering. No such allowance will now be paid to Aegis and, accordingly, all references to such non-accountable expense allowance in the Preliminary Prospectus should be disregarded.

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: Aegis Capital Corp., Attention; Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.